Exhibit 99.(a)(1)(Q) (Press release announcing close of Exchange Offer)
FOR IMMEDIATE RELEASE

For More Information, Contact:
John Neale	Laurie Berman/Rob Whetstone
QAD Senior Vice President and Treasurer	PondelWilkinson Inc.
805.566.5117	310.279.5980
investor@qad.com	investor@pondel.com
QAD COMPLETES EQUITY EXCHANGE PROGRAM
SANTA BARBARA, Calif. — August 18, 2009 — QAD Inc. (NASDAQ: QADI), a leading provider of enterprise software solutions for global manufacturers, today announced that it has completed the one-time Stock Option and Stock Appreciation Right Exchange Program that commenced on June 17, 2009. Pursuant to the terms of the Program, eligible participants were able to exchange outstanding stock options and stock appreciation rights (SARs) originally granted under QAD’s 1997 and 2006 Stock Incentive Programs with an exercise price above the fair market value of QAD stock as of the first business day following the close of the exchange offer period, for a reduced number of SARs at a per share exercise price equal to the fair market value of the company’s common stock on August 13, 2009, the date of issuance of the new SARs.
Stock options and SARs to purchase 3,378,161 shares of the company’s common stock were tendered and accepted in the exchange offer, which expired August 12, 2009 at 9:00 p.m. Pacific Time. These surrendered equity awards represent 79% of the total shares subject to equity awards eligible for exchange in the exchange offer. The surrendered equity awards were cancelled as of August 13, 2009. In exchange for these surrendered equity awards, new SARs to purchase 1,539,372 shares of the company’s common stock were issued. The exercise price of the new SARs is $3.91.
For additional information on the program, please refer to QAD’s Tender Offer Statement as filed with the Securities and Exchange Commission on June 17, 2009.
About QAD
QAD is a leading provider of enterprise applications for global manufacturing companies. QAD applications provide critical functionality for managing manufacturing resources and operations within and beyond the enterprise, enabling global manufacturers to collaborate with their customers, suppliers and partners to make and deliver the right product, at the right cost and at the right time. Manufacturers of automotive, consumer products, electronics, food and beverage, industrial and life science products use QAD applications in more than 90 countries and in as many as 27 languages. For more information about QAD, telephone +1 805-566-6000, or visit the QAD Web site at www.qad.com.
“QAD” is a registered trademark of QAD Inc. All other products or company names herein may be trademarks of their respective owners.
# # #